News Release Communiqué de Pressee

Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
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Sandra DANTE
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Philippe GATEAU
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Elisabeth de REALS
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Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
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TOTAL S.A.
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Total supports Jean-Louis Etiennne
Paris, January 22, 2008 — Total wishes to express its wholehearted support to its partner Jean-Louis Etienne, and also to his whole team, following the accident that happened this morning to the Total Pole Airship.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com